UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated May 15, 2020

Commission File Number 001-38018

Integrated Media Technology Limited

(Translation of registrant's name into English)

Level 7, 420 King William Street

Adelaide, SA 5000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Integrated Media Technology Limited Announces Exercise of Warrants

On May 12, 2020, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") issued 126,984 ordinary shares (the "Shares") as a result of the exercise of warrants (the "Warrants") which were issued to an accredited investor as announced on Form 6-K on February 24, 2020. The Warrants were exercised by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company as the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date was less than US$10.50 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer